FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RESEARCH IN MOTION REPORTS THIRD QUARTER RESULTS	5

Document 1

December 17, 2009
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS THIRD QUARTER RESULTS

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported third quarter results for the three months ended November 28, 2009 (all figures in U.S. dollars and U.S. GAAP, except where indicated).

Revenue for the third quarter of fiscal 2010 was $3.92 billion, up 11% from $3.53 billion in the previous quarter and up 41% from $2.78 billion in the same quarter of last year. The revenue breakdown for the quarter was approximately 82% for devices, 14% for service, 2% for software and 2% for other revenue.   During the quarter, RIM shipped approximately 10.1 million devices, including its 75 millionth BlackBerry smartphone.

Approximately 4.4 million net new BlackBerry® subscriber accounts were added in the quarter.  At the end of the quarter, the total BlackBerry subscriber account base was approximately 36 million.

"We are pleased to report record shipments of more than 10 million BlackBerry smartphones during the third quarter with higher than expected revenue, earnings and subscriber growth," said Jim Balsillie, Co-CEO at Research In Motion. "RIM is experiencing a great start to the holiday buying season and the strong Q3 results and Q4 outlook clearly reflect the strength of our diversified product portfolio as well as the success of our efforts to expand into broader customer segments and new geographies while maintaining our strong position in North America."

Net income for the quarter was $628.4 million, or $1.10 per share diluted, compared with net income of $475.6 million, or $0.83 per share diluted, in the prior quarter and net income of $396.3 million, or $0.69 per share diluted, in the same quarter last year.  The earnings per share in the quarter was not impacted by repurchases under RIM’s Common Share Repurchase program.

Revenue for the fourth quarter of fiscal 2010 ending February 27, 2010 is expected to be in the range of $4.2-$4.4 billion.  Gross margin for Q4 is expected to be approximately 43.5%.  Net subscriber account additions in the fourth quarter are expected to be in the range of 4.4-4.7 million.  Earnings per share for the fourth quarter are expected to be in the range of $1.23-$1.31 per share diluted.  This reflects a positive impact of approximately $0.03 per share related to the cancellation of 12.3 million shares repurchased under RIM’s share repurchase program during the third quarter.

The total of cash, cash equivalents, short-term and long-term investments was $2.41 billion as at November 28, 2009, compared to $2.50 billion at the end of the previous quarter, a decrease of $90 million over the prior quarter. Cash flow from operations in Q3 was approximately $1.07 billion.  Uses of cash in the quarter included capital expenditures of approximately $196 million, intangible asset purchases of approximately $143 million and a common share repurchase pursuant to the share repurchase program of $775 million.

A conference call and live webcast will be held beginning at 5 pm ET, December 17, 2009, which can be accessed by dialing 800-733-7571 (North America), 416-915-5761 (outside North America). The replay of the company’s Q3 conference call can be accessed after 7 pm ET, December 17, 2009 until midnight ET, December 31, 2009.  It can be accessed by dialing 416-640-1917 and entering passcode 4189541#.  The conference call will also be available on the RIM website live at 5 pm ET and will be archived at http://www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur (PR Agency for RIM) (212) 336-7509 mconway@brodeur.com	Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com
###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue, gross margin, earnings and net subscriber account additions for the fourth quarter of fiscal 2010, RIM’s expectations for the holiday buying season and its plans to expand into broader market segments and new geographies.  The terms and phrases “expected”, “experiencing a great start”, “outlook”, “efforts to expand”, and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints and new product introductions.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: reduced spending by customers and other risks relating to the uncertainty of economic and geopolitical conditions; risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; risks relating to the efficient and uninterrupted operation of RIM’s network operations centre; risks related to RIM’s international operations; and intense competition.  These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Statements of Operations

	Three months ended			Nine months ended
	November 28, 2009	August 29, 2009	November 29, 2008	November 28, 2009	November 29, 2008

Revenue	$3,924,310	$3,525,692	$2,782,098	$10,873,512	$7,601,993
Cost of sales	2,249,055	1,971,296	1,512,592	6,152,336	3,888,273
Gross margin	1,675,255	1,554,396	1,269,506	4,721,176	3,713,720

Gross margin %	42.7%	44.1%	45.6%	43.4%	48.9%

Operating expenses
Research and development	242,329	235,571	193,044	697,677	502,167
Selling, marketing and
administration	465,717	429,748	382,968	1,409,756	1,089,204
Amortization	83,129	73,292	53,023	223,817	133,208
Litigation	-	163,800	-	163,800	-
	791,175	902,411	629,035	2,495,050	1,724,579

Income from operations	884,080	651,985	640,471	2,226,126	1,989,141

Investment income	6,425	7,625	31,554	23,186	67,699

Income before income taxes	890,505	659,610	672,025	2,249,312	2,056,840

Provision for income taxes	262,134	183,989	275,729	502,290	682,483

Net income	$628,371	$475,621	$396,296	$1,747,022	$1,374,357

Earnings per share
Basic	$1.11	$0.84	$0.70	$3.08	$2.43
Diluted	$1.10	$0.83	$0.69	$3.05	$2.39

Weighted average number of common shares outstanding (000’s)
Basic	566,277	567,789	565,687	566,951	564,710
Diluted	570,929	573,565	573,514	572,608	574,469

Total common shares outstanding (000's)	556,913	568,219	565,998	556,913	565,998

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Balance Sheets

As at	November 28, 2009	February 28, 2009

Assets
Current
Cash and cash equivalents	$1,286,309	$835,546
Short-term investments	341,205	682,666
Trade receivables	2,712,414	2,112,117
Other receivables	210,028	157,728
Inventories	612,787	682,400
Other current assets	198,696	187,257
Deferred income tax asset	212,461	183,872
	5,573,900	4,841,586

Long-term investments	781,206	720,635
Capital assets	1,843,760	1,334,648
Intangible assets	1,359,060	1,066,527
Goodwill	146,557	137,572
Deferred income tax asset	-	404
	$9,704,483	$8,101,372

Liabilities
Current
Accounts payable	$815,415	$448,339
Accrued liabilities	1,726,498	1,238,602
Income taxes payable	140,294	361,460
Deferred revenue	70,169	53,834
Deferred income tax liability	-	13,116
	2,752,376	2,115,351

Deferred income tax liability	103,261	87,917
Income taxes payable	28,355	23,976
	2,883,992	2,227,244

Shareholders’ Equity
Capital stock	2,199,806	2,208,235
Treasury shares	(88,813)	-
Retained earnings	4,564,243	3,545,710
Additional paid-in capital	150,095	119,726
Accumulated other comprehensive income (loss)	(4,840)	457
	6,820,491	5,874,128
	$9,704,483	$8,101,372

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Statements of Cash Flows

	Nine months ended November 28, 2009	Nine months ended November 29, 2008

Cash flows from operating activities
Net income	$1,747,022	$1,374,357

Items not requiring an outlay of cash:
Amortization	434,766	211,771
Deferred income taxes	2,282	(39,914)
Income taxes payable	4,379	(6,441)
Stock-based compensation	41,691	29,200
Other	(2,958)	(7,739)
Net changes in working capital items	36,341	(408,139)
Net cash provided by operating activities	2,263,523	1,153,095

Cash flows from investing activities
Acquisition of long-term investments	(605,429)	(439,756)
Proceeds on sale or maturity of long-term investments	430,380	304,665
Acquisition of capital assets	(750,954)	(581,589)
Acquisition of intangible assets	(385,548)	(465,949)
Business Acquisitions	(131,541)	-
Acquisition of short-term investments	(390,389)	(667,298)
Proceeds on sale or maturity of short-term investments	868,066	568,843
Net cash used in investing activities	(965,415)	(1,281,084)

Cash flows from financing activities
Issuance of common shares	24,722	24,841
Excess tax benefits from stock-based compensation	2,046	12,700
Purchase of treasury shares	(88,813)	-
Common shares repurchased pursuant to Common Share Repurchase Program	(775,008)	-
Repayment of debt	(6,099)	(244)
Net cash (used in) provided by financing activities	(843,152)	37,297
Effect of foreign exchange (loss) gain on cash and cash equivalents	(4,193)	8,008
Net increase (decrease) in cash and cash equivalents for the
period	450,763	(82,684)

Cash and cash equivalents, beginning of period	835,546	1,184,398
Cash and cash equivalents, end of period	$1,286,309	$1,101,714

As at	November 28, 2009	August 29, 2009

Cash and cash equivalents	$1,286,309	$1,083,251
Short-term investments	341,205	580,921
Long-term investments	781,206	833,575
	$2,408,720	$2,497,747

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 17, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations